UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

September 2025
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Srinivas Phatak
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●    431.966597 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

●    37.67569 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.4324	431.966597
		€52.4898	37.67569
e)	Aggregated information - Volume - Total	431.966597 / 37.67569 £19,625.28 / €1,977.59
f)	Date of the transaction	2025/09/17
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Eduardo Campanella
2	Reason for the notification
a)	Position/status	Business Group President, Home Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●    41.261065 PLC shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period.

●    45.107743 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

●    149.35175 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.4324	41.261065
		£45.4324	45.107743
		€52.4898	149.35175
e)	Aggregated information - Volume - Total	86.368808 / 149.35175 £ 3,923.94 / €7,839.44
f)	Date of the transaction	2025/09/17
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Reginaldo Ecclissato
2	Reason for the notification
a)	Position/status	President 1 Unilever Markets (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●    162.932506 PLC shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period.

●    340.544217 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

●    352.45346 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.4324	162.932506
		£45.4324	340.544217
		€52.4898	352.45346
e)	Aggregated information - Volume - Total	503.476723 / 352.45346 £22,874.16 / €18,500.21
f)	Date of the transaction	2025/09/17
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Priya Nair
2	Reason for the notification
a)	Position/status	CEO & Managing Director of Hindustan Unilever Limited (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
319.891505 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

48.035913 PLC shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.4324	319.891505
		£45.4324	48.035913
e)	Aggregated information - Volume - Total	367.927418 £16,715.83
f)	Date of the transaction	2025/09/17
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mairéad Nayager
2	Reason for the notification
a)	Position/status	Chief People Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●    33.15021 PLC shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period.

●    96.247872 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.4324	33.15021
		£45.4324	96.247872
e)	Aggregated information - Volume - Total	129.398082 £5,878.87
f)	Date of the transaction	2025/09/17
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heiko Schipper
2	Reason for the notification
a)	Position/status	Business Group President, Foods (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●    36.463953 PLC EUR shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period.

●    35.38156 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		€52.4898	36.463953
		€52.4898	35.38156
e)	Aggregated information - Volume - Total	71.845513 €3,771.16
f)	Date of the transaction	2025/09/17
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Slater
2	Reason for the notification
a)	Position/status	Chief Research & Development Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●    161.501686 PLC shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period.

●    500.776956 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

●    147.506796 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.4324	161.501686
		£45.4324	500.776956
		€52.4898	147.506796
e)	Aggregated information - Volume - Total	662.278642 / 147.506796 £30,088.91 / €7,742.60
f)	Date of the transaction	2025/09/17
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Peter Ter Kulve
2	Reason for the notification
a)	Position/status	Business Group President, Ice Cream (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●    232.154022 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

●    110.910112 PLC EUR shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period.

●    46.850161 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.4324	232.154022
		€52.4898	110.910112
		€52.4898	46.850161
e)	Aggregated information - Volume - Total	232.154022 / 151.542089 £10,547.31 / €8,280.81
f)	Date of the transaction	2025/09/17
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Willem Uijen
2	Reason for the notification
a)	Position/status	Chief Supply Chain and Operations Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●    62.859351 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

●    0.000114 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.4324	62.859351
		€52.4898	0.000114
e)	Aggregated information - Volume - Total	62.859351 / 0.000114 £2,855.85 / €0.01
f)	Date of the transaction	2025/09/17
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Maria Varsellona
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Secretary (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●    188.644174 PLC shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period.

●    640.40899 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.4324	188.644174
		£45.4324	640.40899
e)	Aggregated information - Volume - Total	829.053164 £37,665.87
f)	Date of the transaction	2025/09/17
g)	Place of the transaction	London Stock Exchange - XLON

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 19 September 2025